Exhibit 99.1

voxeljet AG Reports Financial Results for the Second Quarter Ended June 30, 2022

Friedberg, Germany, August 18, 2022 — voxeljet AG (NASDAQ: VJET) (the ‘Company’, ‘voxeljet’, or ‘we’), a provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers, today announced consolidated financial results for the second quarter ended June 30, 2022.

Highlights - Second Quarter 2022 compared to the Second Quarter 2021

●	Total revenues for the second quarter increased 35.4% to kEUR 6,691 from kEUR 4,943
●	Gross profit margin increased to 31.3% from 28.6%
●	Systems revenues increased 35.0% to kEUR 3,610 from kEUR 2,674
●	Services revenues increased 35.8% to kEUR 3,081 from kEUR 2,269
●	Reaffirm full year 2022 guidance

Dr. Ingo Ederer, Chief Executive Officer of voxeljet, commented: “We are very happy with the results for the quarter. We continue to be extremely busy in our on-demand printing segment and won major orders for 3D printing systems over the last months. With the currently signed number of orders for 3D printers, we have already achieved our target for 2022. Now, we are working hard to make the deliveries and installations on time to be able to record revenue for these orders in 2022. Similar to many other companies, we continue to see some delays with our suppliers as well as increasing costs, especially for electrical components. We are working closely with our suppliers and the support we receive is excellent. We are very excited about how the Company is positioned and our opportunities ahead.”

Three Months Ended June 30, 2022 Results

Revenues for the second quarter of 2022 increased by 35.4% to kEUR 6,691 compared to kEUR 4,943 in the second quarter of 2021.

Revenues from our Systems segment, which focuses on the development, production and sale of 3D printers, increased 35.0% to kEUR 3,610 in the second quarter of 2022 from kEUR 2,674 in last year’s second quarter. The Company sold two new and one used and refurbished 3D printer in the second quarter of 2022 compared to one new and one used and refurbished 3D printer in last year’s second quarter. Revenue from the sale of 3D printers increased due to the higher number of sold units in contrast with the comparative period in 2021. Systems revenues also include all Systems-related revenues from consumables, spare parts and maintenance. Those Systems-related revenues also increased in the second quarter year over year, reflecting the higher installed base of our 3D printers in the market. Systems revenues represented 54.0% of total revenues in the second quarter of 2022 compared to 54.1% in last year’s second quarter.

Revenues from our Services segment, which focuses on the printing of on-demand parts for our customers, increased 35.8% to kEUR 3,081 in the second quarter of 2022 from kEUR 2,269 in the comparative period 2021. This was mainly due to significantly higher revenue contributions from our German service center as well as our subsidiary voxeljet America Inc. (‘voxeljet America’), reflecting an increased market demand in Europe as well as North America. Also revenue contributions from our subsidiary voxeljet China Co. Ltd. (‘voxeljet China’) slightly increased, mainly due to a growing market penetration in the Asia Pacific sales region, which is accompanied by a larger customer base.

Cost of sales were kEUR 4,600 for the second quarter of 2022 compared to kEUR 3,531 for the second quarter of 2021.

Gross profit and gross profit margin were kEUR 2,091 and 31.3%, respectively, in the second quarter of 2022 compared to kEUR 1,412 and 28.6% in the second quarter of 2021.

Gross profit for our Systems segment slightly increased to kEUR 868 in the second quarter of 2022 from kEUR 756 in the second quarter of 2021. Gross profit margin for this segment decreased to 24.0% in the second quarter of 2022 compared to 28.3% in the second quarter of 2021. Gross profit and gross profit margin from the sale of 3D printers slightly improved, while gross profit and gross profit margin from Systems-related revenues significantly decreased. This decrease was mainly due to the higher valuation allowance for inventories following the Company’s inventory reserve policy amounting to kEUR 243 negative for the second quarter of 2022 compared to kEUR 57 negative in the last year’s same period.

Gross profit for our Services segment increased to kEUR 1,223 in the second quarter of 2022 compared to kEUR 656 in the second quarter of 2021. Gross profit margin for this segment significantly increased to 39.7% in the second quarter of 2022 from 28.9% in the second quarter of 2021. The main driver for the significant improvements in gross profit as well as gross profit margin were the contributions from our German operation as well as from our American service center. This was a result of higher utilization of both service centers in line with the substantial increases in revenues. Also gross profit as well as gross profit margin contributions from voxeljet China improved based on an increased utilization.

Selling expenses were kEUR 1,888 for the second quarter of 2022 compared to kEUR 1,466 in the second quarter of 2021. This increase was mainly related to higher distribution expenses, in line with the increase in revenues. Distribution expenses like shipping and packaging are a main driver of the selling expenses, and not only depend on the amount of revenue, but also on quantities and types of products sold, as well as the destinations of where those goods are being delivered. Therefore, distribution expenses can vary from quarter to quarter.

Administrative expenses were kEUR 1,505 for the second quarter of 2022 compared to kEUR 1,986 in the second quarter of 2021. This decrease was mainly related to significantly lower legal advisor fees related to our stock market listing as well as our communication with financial institutions in connection with funding activities.

Research and development (‘R&D’) expenses slightly decreased to kEUR 1,653 in the second quarter of 2022 from kEUR 1,670 in the second quarter of 2021. The decrease of kEUR 17 was mainly due to lower material consumption and lower personnel expenses, partially offset by higher usage of external services. R&D expenses can vary from quarter to quarter and are usually driven by variations in project types and phases.

Other operating expenses in the second quarter of 2022 were kEUR 256 compared to kEUR 284 in the prior year period. This was mainly due to lower losses from foreign currency transactions of kEUR 198 for the second quarter of 2022 compared to kEUR 252 for the second quarter of 2021.

Other operating income was kEUR 1,254 for the second quarter of 2022 compared to kEUR 112 in the second quarter of 2021. The increase was mainly due to higher gains from foreign currency transactions, which increased to kEUR 975 for the second quarter of 2022, compared to kEUR 31 in the last year’s second quarter.

The changes in foreign currency gains and losses were primarily driven by the valuation of the intercompany loans granted by the parent company to our US subsidiary.

Operating loss was kEUR 1,957 in the second quarter of 2022 compared to an operating loss of kEUR 3,882 in the comparative period in 2021. This improvement was mainly due to a positive net impact from other operating expenses and other operating income amounting to kEUR 998 for the second quarter of 2022 compared to a negative net impact amounting to kEUR 172 for the second quarter of 2021, in combination with a significant improvement in gross profit in the second quarter of 2022 compared to the second quarter of 2021. In addition, administrative expenses significantly decreased compared to last year’s second quarter. This was partially offset by higher operating expenses within the function sales and marketing.

Financial result was positive kEUR 93 in the second quarter of 2022, compared to a financial result of positive kEUR 1,378 in the comparative period in 2021. This was mainly related to lower finance income related to the revaluation of derivative financial instruments amounting to kEUR 1,037 in the second quarter of 2022, compared to a finance income of kEUR 1,966 in last year’s same period. In addition we recorded expenses of kEUR 330 related to the change in fair value of bond funds in the second quarter of 2022, compared to kEUR 22 in the comparative period in 2021.

The derivative financial instruments are revalued on each balance sheet date, with changes in the fair value between reporting periods recorded within financial result of the consolidated statements of comprehensive loss. An increase in our share price results in a finance expense, while a decrease leads to a finance income, holding other parameters constant.

Finance expense included interest from long term debt which amounted to kEUR 583 for the second quarter of 2022, compared to kEUR 537 in the comparative period in 2021.

Net loss for the second quarter of 2022 was kEUR 1,799 or EUR 0.26 per share, as compared to net loss of kEUR 2,504, or EUR 0.41 per share, in the second quarter of 2021.

Six Months Ended June 30, 2022 Results

Revenues for the six months ended June 30, 2022 increased by 25.9% to kEUR 11,331 compared to kEUR 9,003 in the prior year period.

Systems revenues were kEUR 5,028 for the first six months of 2022 compared to kEUR 4,761 for the same period last year. The Company sold three new and one used and refurbished 3D printer during the first six months of 2022, which equals to three new and one used and refurbished 3D printer in the prior year period. Systems revenues also include all Systems-related revenues from consumables, spare parts and maintenance. The increase in revenues from our Systems segment was related to a significant increase in Systems-related revenues due to higher market demand in our after-sales activites in connection with an increased installed base of our 3D printers. This was partially offset by a slight decrease in revenues from the sale of 3D printers, due to a less favorable product mix. Systems revenues represented 44.4% of total revenue for the six months ended June 30, 2022 compared to 52.9% for the same period in the prior year.

Services revenues were kEUR 6,303 for the six months ended June 30, 2022 compared to kEUR 4,242 for the same period last year. This significant increase of 48.6% was mainly due to higher revenue contributions from our German service center as well as our subsidiary voxeljet America. But also revenue contributions from our Chinese service center improved. Since the beginning of the fiscal year 2022, we see a strong market demand in our Services segment from almost all geographical regions.

Cost of sales for the six months ended June 30, 2022 were kEUR 7,649, an increase of kEUR 1,097 compared to cost of sales of kEUR 6,552 for the same period in 2021.

Gross profit and gross profit margin for the six months ended June 30, 2022 were kEUR 3,682 and 32.5%, respectively, compared to kEUR 2,451 and 27.2% in the prior year period.

Gross profit for our Systems segment decreased to kEUR 1,114 for the six months ended June 30, 2022 from kEUR 1,337 in the same period in 2021. Also gross profit margin for our Systems segment decreased, amounting to 22.2% for the six months ended June 30, 2022 compared to 28.1% for the prior year period. This decrease in gross profit and gross profit margin was mainly related to Systems-related revenues due to the higher valuation allowance for inventories following the Company’s inventory reserve policy amounting to kEUR 334 negative for the six months ended June 30, 2022, compared to kEUR 57 negative in the last year’s same period.

Gross profit for our Services segment increased to kEUR 2,568 for the six months ended June 30, 2022 from kEUR 1,114 in the same period 2021. Also gross profit margin for this segment increased to 40.7% for the first six months of 2022 from 26.3% in the same period in 2021. Both increases were mainly related to significantly higher gross profit as well as gross profit margin contributions from our German operation as well as our subsidiary voxeljet America, as a result of the improved utilization of those service centers. Also regarding our subsidiary voxeljet China gross profit improved. As each service center was able to generate considerably higher revenues in the six months ended June 30, 2022 compared to last year’s same period, the utilization was very cost effective.

Selling expenses were kEUR 3,525 for the six months ended June 30, 2022 compared to kEUR 2,914 in the same period in 2021. The year over year increase is mainly due to higher distribution expenses primarily corresponding to the increase in revenues. Shipping and packaging expenses as a main driver of the selling expenses varies from quarter to quarter depending on quantity and types of products, as well as the destinations where those goods are being delivered.

Administrative expenses decreased by kEUR 287 to kEUR 3,182 for the first six months of 2022 from kEUR 3,469 in the prior year’s period. The decrease was mainly related to slightly lower legal advisor fees related to our stock market listing as well as our communication with financial institutions in connection with funding activities.

R&D expenses decreased to kEUR 3,094 for the six months ended June 30, 2022 from kEUR 3,274 in the same period in 2021, a decrease of kEUR 180. The decrease was mainly due to lower expenses for labor and material, partially offset by higher usage of external services. R&D expenses can vary from quarter to quarter and are usually driven by variations in project types and phases.

Other operating expenses for the six months ended June 30, 2022 were kEUR 414 compared to kEUR 385 in the prior year period. This was mainly due to higher impairment of trade receivables amounting to kEUR 129 for the six months ended June 30, 2022 compared to kEUR 13 for the six months ended June 30, 2021. This was partially offset by lower losses from foreign currency transactions amounting to kEUR 258 for the six months ended June 30, 2022 compared to kEUR 340 in the prior year’s period.

Other operating income was kEUR 3,458 for the six months ended June 30, 2022 compared to kEUR 1,026 in the prior year period. This increase was mainly due to the reclassification of foreign currency translation reserve, which was previously recognized in other comprehensive income on consolidation of voxeljet UK accounts, to profit and loss account on deconsolidation amounting to kEUR 1,475, related to the finalization of the wind-up on February 17, 2022. In addition, we recorded higher gains from foreign exchange transactions amounting to kEUR 1,409 for the six months ended June 30, 2022 compared to kEUR 810 for the comparative period in 2021.

The changes in foreign currency gains and losses were primarily driven by the valuation of the intercompany loans granted by the parent company to our US subsidiary.

Operating loss was kEUR 3,075 in the six months ended June 30, 2022 compared to an operating loss of kEUR 6,565 in the comparative period in 2021. This was mainly due to a positive net impact from other operating expenses and other operating income amounting to kEUR 3,044 for the six months ended June 30, 2022 compared to a positive net impact amounting to kEUR 641 for the last year’s same period in combination with a significant improvement in gross profit. In addition, administration and R&D expenses decreased. This was partially offset by higher selling expenses.

Financial result was positive kEUR 444 for the six months ended June 30, 2022, compared to a financial result of negative kEUR 4,320 in the comparative period in 2021. This was mainly related to higher finance income related to the revaluation of derivative financial instruments, amounting to kEUR 2,353 for the six months ended June 30, 2022, compared to a finance expense of kEUR 3,222 in the last year’s same period. In addition we recorded expenses of kEUR 773 related to the change in fair value of bond funds for the six months ended June 30, 2022, compared to kEUR 66 in the comparative period in 2021.

The derivative financial instruments are revalued on each balance sheet date, with changes in the fair value between reporting periods recorded within financial result of the consolidated statements of comprehensive loss. An increase in our share price results in a finance expense, while a decrease leads to a finance income, holding other parameters constant.

Finance expense included interest from long term debt which amounted to kEUR 1,150 for the six months ended June 30, 2022, compared to kEUR 1,061 for the six months ended June 30, 2021.

Net loss for the six months ended June 30, 2022 was kEUR 2,552, or EUR 0.36 per share, as compared to net loss of kEUR 10,833, or EUR 1.88 per share in the prior year period.

Business Outlook

Our revenue guidance for the third quarter of 2022 is expected to be in the range of kEUR 5,500 to kEUR 6,000.

We reaffirm our guidance for the full year ending December 31, 2022:

-	Full year revenue is expected to be in the range of kEUR 25,000 to kEUR 30,000
-	Gross profit margin is expected to be above 32.5%
-	Operating expenses for the full year are expected as follows: selling and administrative expenses are expected to be in the range of kEUR 13,250 to kEUR 13,750 and R&D expenses are projected to be between approximately kEUR 7,250 and kEUR 7,500. Depreciation and amortization expense is expected to be between kEUR 3,000 and kEUR 3,250.
-	Adjusted EBITDA for the fourth quarter of 2022 is expected to be neutral-to-positive. Adjusted EBITDA is defined as net income (loss), as calculated under IFRS accounting principles before interest (income) expense, provision (benefit) for income taxes, depreciation and amortization, and excluding other operating (income) expense resulting from foreign exchange gains or losses on the intercompany loans granted to the subsidiaries.
-	Capital expenditures are projected to be in the range of kEUR 4,500 to kEUR 4,750, which primarily includes ongoing investments in our global subsidiaries.

Our total backlog of 3D printer orders at June 30, 2022 was kEUR 8,306, which represents eleven 3D printers. This compares to a backlog of kEUR 3,880 representing seven 3D printers, at December 31, 2021. As production and delivery of our printers is generally characterized by lead times ranging between three to nine months, the conversion rate of order backlog into revenue is dependent on the equipping process for the respective 3D printer, as well as the timing of customers’ requested deliveries.

At June 30, 2022, we had cash and cash equivalents of kEUR 12,539 and restricted cash of kEUR 2,048, which is included in current financial assets on our consolidated statements of financial position.

Webcast and Conference Call Details

The Company will host a conference call and webcast to review the results for the second quarter of 2022 on Friday, August 19, 2022 at 8:30 a.m. Eastern Time. Participants from voxeljet will include its Chief Executive Officer, Dr. Ingo Ederer, and its Chief Financial Officer, Rudolf Franz, who will provide a general business update and respond to investor questions.

Interested parties may access the live audio broadcast by dialing 1-877-704-4453 in the United States/Canada, or 1-201-389-0920 for international, Conference Title “voxeljet AG Second Quarter 2022 Financial Results Conference Call”. Investors are requested to access the call at least five minutes before the scheduled start time in order to complete a brief registration. An audio replay will be available approximately two hours after the completion of the call at 1-844-512-2921 or 1-412-317-6671, Replay Conference ID number 13732207. The recording will be available for replay through August 26, 2022.

A live webcast of the call will also be available on the investor relations section of the Company’s website. Please go to the website https://events.q4inc.com/attendee/399004473 at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software. A replay will also be available as a webcast on the investor relations section of the Company’s website.

Non-IFRS Measure

Management regularly uses both IFRS and non-IFRS results and expectations internally to assess its overall performance of the business, making operating decisions, and forecasting and planning for future periods. Management believes that Adjusted EBITDA is a useful financial measure to the Company’s investors as it helps investors better understand and evaluate the projections our management board provides. The Company’s calculation of Adjusted EBITDA may not be comparable to similarly titled financial measures reported by other peer companies. Adjusted EBITDA should not be considered as a substitute to financial measures prepared in accordance with IFRS.

The Company uses Adjusted EBITDA as a supplemental financial measure of its financial performance. Adjusted EBITDA is defined as net income (loss), as calculated under IFRS accounting principles, interest (income) expense, provision (benefit) for income taxes, depreciation and amortization, and excluding other (income) expense resulting from foreign exchange gains or losses on the intercompany loans granted to the subsidiaries. Management believes Adjusted EBITDA to be an important financial measure because it excludes the effects of fluctuating foreign exchange gains or losses on the intercompany loans granted to its subsidiaries. We are unable to reasonably estimate the potential full-year financial impact of foreign currency translation because of volatility in foreign exchange rates. Therefore, we are unable to provide a reconciliation to our forward-looking guidance for non-GAAP Adjusted EBITDA without unreasonable effort as certain information necessary to calculate such measure on an IFRS basis is unavailable, dependent on future events outside of our control and cannot be predicted without unreasonable efforts by the Company.

About voxeljet

voxeljet is a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. The Company’s 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. The Company provides its 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, film and entertainment, art and architecture, engineering and consumer product end markets. For more information, visit http://www.voxeljet.de/en/.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements concerning our business, operations and financial performance. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as ‘‘believes,’’ ‘‘estimates,’’ ‘‘anticipates,’’ ‘‘expects,’’ ‘‘projects,’’ ‘‘plans,’’ ‘‘intends,’’ ‘‘may,’’ ‘‘could,’’ ‘‘might,’’ ‘‘will,’’ ‘‘should,’’ ‘‘aims,’’ or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our results of operations, financial condition, business outlook, the industry in which we operate and the trends that may affect the industry or us. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that forward-looking statements are not guarantees of future performance. All of our forward-looking statements are subject to known and unknown risks, uncertainties and other factors that are in some cases beyond our control and that may cause our actual results to differ materially from our expectations, including those risks identified under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F and in other reports the Company files with the U.S. Securities and Exchange Commission, as well as the risk that our revenues may fall short of the guidance we have provided in this press release. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Contact

Investors and Media

Johannes Pesch

Director Investor Relations and Business Development

johannes.pesch@voxeljet.de

Office: +49 821 7483172

Mobile: +49 176 45398316

voxeljet AG
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

	Notes	6/30/2022	12/31/2021

		(€ in thousands)
		unaudited
Current assets		39,624	42,748
Cash and cash equivalents	7	12,539	7,027
Other financial assets	7	5,985	18,522
Trade receivables, net	7	6,373	6,107
Inventories	4	12,127	9,482
Income tax receivables		45	23
Other assets		2,555	1,587

Non-current assets		25,064	24,711
Other financial assets	7	731	4
Intangible assets		796	878
Property, plant and equipment	5	23,442	23,719
Other assets		95	110

Total assets		64,688	67,459

	Notes	6/30/2022	12/31/2021

		(€ in thousands)
Current liabilities		24,340	21,716
Trade payables	7	2,821	2,594
Contract liabilities		4,066	2,132
Other financial liabilities	7	15,541	14,882
Other liabilities and provisions	6	1,912	2,108

Non-current liabilities		12,135	13,256
Deferred tax liabilities		8	87
Contract liabilities		137	231
Other financial liabilities	7	11,990	12,938

Equity		28,213	32,487
Subscribed capital		7,027	7,027
Capital reserves		109,645	110,264
Accumulated deficit		(88,485)	(85,974)
Accumulated other comprehensive income (loss)		(371)	1,400
Equity attributable to the owners of the company		27,816	32,717
Non-controlling interest		397	(230)
Total equity and liabilities		64,688	67,459

See accompanying notes to unaudited condensed consolidated interim financial statements.

voxeljet AG
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

		Three months ended June 30,		Six months ended June 30,
	Notes	2022	2021	2022	2021
		(€ in thousands except share and share data)

Revenues	9, 10	6,691	4,943	11,331	9,003
Cost of sales	9	(4,600)	(3,531)	(7,649)	(6,552)
Gross profit	9	2,091	1,412	3,682	2,451
Selling expenses		(1,888)	(1,466)	(3,525)	(2,914)
Administrative expenses		(1,505)	(1,986)	(3,182)	(3,469)
Research and development expenses		(1,653)	(1,670)	(3,094)	(3,274)
Other operating expenses		(256)	(284)	(414)	(385)
Other operating income		1,254	112	3,458	1,026
Thereof income (expense) from changes in impairment allowance included in other operating income (expense)		(56)	(31)	(129)	(13)
Operating loss		(1,957)	(3,882)	(3,075)	(6,565)
Finance expense	8	(947)	(596)	(1,995)	(4,427)
Finance income	8	1,040	1,974	2,439	107
Financial result	8	93	1,378	444	(4,320)
Loss before income taxes		(1,864)	(2,504)	(2,631)	(10,885)
Income tax income (expense)		65	—	79	52
Net loss		(1,799)	(2,504)	(2,552)	(10,833)
Other comprehensive income (loss) that may be reclassified subsequently to profit or loss		(208)	51	(296)	(120)
Total comprehensive loss		(2,007)	(2,453)	(2,848)	(10,953)

Loss attributable to:
Owners of the Company		(1,823)	(2,421)	(2,511)	(10,724)
Non-controlling interests		24	(83)	(41)	(109)
		(1,799)	(2,504)	(2,552)	(10,833)

Total comprehensive loss attributable to:
Owners of the Company		(2,031)	(2,370)	(2,807)	(10,844)
Non-controlling interests		24	(83)	(41)	(109)
		(2,007)	(2,453)	(2,848)	(10,953)

Weighted average number of ordinary shares outstanding		7,026,711	5,900,584	7,026,711	5,703,078
Loss per share - basic/ diluted (EUR)		(0.26)	(0.41)	(0.36)	(1.88)

See accompanying notes to unaudited condensed consolidated interim financial statements.

voxeljet AG
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to the owners of the company
				Accumulated
				other
	Subscribed	Capital	Accumulated	comprehensive		Non-controlling
(€ in thousands)	capital	reserves	deficit	gain (loss)	Total	interests	Total equity
Balance at December 31, 2020	4,836	88,748	(75,463)	1,675	19,796	(155)	19,641
Loss for the period	--	--	(10,724)	--	(10,724)	(109)	(10,833)
Foreign currency translations	--	--	--	(120)	(120)	--	(120)
Issue of ordinary shares in the form of ADS, net of transaction costs and tax	1,065	14,888	--	--	15,953	--	15,953
Equity-settled share-based payment	--	218	--	--	218	--	218
Balance at June 30, 2021	5,901	103,854	(86,187)	1,555	25,123	(264)	24,859

	Attributable to the owners of the company
				Accumulated
				other
	Subscribed	Capital	Accumulated	comprehensive		Non-controlling
(€ in thousands)	capital	reserves	deficit	gain (loss)	Total	interests	Total equity
Balance at December 31, 2021	7,027	110,264	(85,974)	1,400	32,717	(230)	32,487
Loss for the period	--	--	(2,511)	--	(2,511)	(41)	(2,552)
Foreign currency translations	--	--	--	(296)	(296)	--	(296)
Reclassification to profit or loss on deconsolidation of subsidiary	--	--	--	(1,475)	(1,475)	--	(1,475)
Equity-settled share-based payment	--	49	--	--	49	--	49
Change of non-controlling interests due to capital increase	--	(668)	--	--	(668)	668	--
Balance at June 30, 2022	7,027	109,645	(88,485)	(371)	27,816	397	28,213

See accompanying notes to unaudited condensed consolidated interim financial statements.

voxeljet AG
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Six months ended June 30,
	2022	2021

	(€ in thousands)

Cash Flow from operating activities

Loss for the period	(2,552)	(10,833)

Depreciation and amortization	1,439	1,570
Foreign currency exchange differences on loans to subsidiaries	(873)	(516)
Foreign currency translation reserve reclassified to profit or loss	(1,475)	--
Change in fair value of bond funds	773	66
Share-based compensation expense	49	218
Change in impairment of trade receivables	129	13
Non-cash interest expense on long-term debt	1,093	933
Change in fair value of derivative equity forward	(2,353)	3,222
Change in inventory allowance	334	(57)
Loss on disposal of property, plant and equipment and intangible assets	23	17
Interest paid	103	129
Interest received	(75)	(35)
Other	(79)	(52)

Change in working capital	(2,796)	374
Trade and other receivables, inventories and current assets	(4,476)	(1,917)
Trade payables	94	192
Other liabilities, contract liabilities and provisions	1,608	2,235
Change in restricted cash	--	(127)
Income tax payable/receivables	(22)	(9)
Total	(6,260)	(4,951)

Cash Flow from investing activities

Payments to acquire property, plant and equipment and intangible assets	(390)	(78)
Proceeds from disposal of financial assets	12,581	--
Payments to acquire financial assets	--	(7,464)
Interest received	75	35
Total	12,266	(7,507)

Cash Flow from financing activities

Repayment of lease liabilities	(179)	(160)
Repayment of long-term debt	(628)	(727)
Proceeds from issue of ordinary shares in the form of ADS	--	18,153
Share issue cost	--	(2,200)
Change in restricted cash	294	(2,000)
Interest paid	(103)	(129)
Total	(616)	12,937

Net increase (decrease) in cash and cash equivalents	5,390	479

Cash and cash equivalents at beginning of period	7,027	5,324
Changes to cash and cash equivalents due to foreign exchanges rates	122	46
Cash and cash equivalents at end of period	12,539	5,849

See accompanying notes to unaudited condensed consolidated interim financial statements.

voxeljet AG

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. Preparation of financial statements

Our condensed consolidated interim financial statements include the accounts of voxeljet AG and its wholly-owned subsidiaries voxeljet America Inc. (‘voxeljet America’) and voxeljet India Pvt. Ltd. (‘voxeljet India’), as well as voxeljet China Co. Ltd. (‘voxeljet China’), which are collectively referred to herein as the ‘Group’ or the ‘Company’, which is listed on the NASDAQ Capital Market (‘NASDAQ’). The liquidation of voxeljet UK Ltd. (‘voxeljet UK’), our UK subsidiary, was finalized on February 17, 2022, upon submission of final account by liquidators to the Companies House, the affairs of voxeljet UK were fully wound up. Therefore, voxeljet UK accounts were deconsolidated in the first quarter of 2022.

On June 15, 2022, the shareholders of voxeljet China approved the increase of registered capital of voxeljet China from RMB 20,000,000 to RMB 52,250,000 and the increase of total investment of voxeljet China from RMB 40,000,000 to RMB 130,625,000 (the ‘Capital Increase’). After the Capital Increase, voxeljet AG owns 88.52% of voxeljet China and is entitled to nominate three directors, while each of MK Holding GmbH and Mr. Jin Tianshi owns 5.74% of voxeljet China and is entitled to nominate one director.

The condensed consolidated interim financial statements were prepared in compliance with all applicable measurement and presentation rules contained in International Financial Reporting Standards (‘IFRS’) as set forth by the International Accounting Standards Board (‘IASB’) and Interpretations of the IFRS Interpretations Committee (‘IFRIC’). The designation IFRS also includes all valid International Accounting Standards (‘IAS’); and the designation IFRIC also includes all valid interpretations of the Standing Interpretations Committee (‘SIC’). Specifically, these financial statements were prepared in accordance with the disclosure requirements and the measurement principles for interim financial reporting purposes specified by IAS 34. The condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto that are included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021. The results of operations for the three and six months ended June 30, 2022, are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2022.

The IASB issued a number of new IFRS standards which are required to be adopted in annual periods beginning after December 31, 2021.

Standard	Effective date	Descriptions
IFRS 3	01/2022	Reference to the Conceptual Framework
IAS 16	01/2022	Proceeds before intended use
IAS 37	01/2022	Onerous contracts – Cost of Fulfilling a Contract
IFRS 1, IFRS 9, IFRS 16 and IAS 41	01/2022	Annual Improvements to IFRS Standards 2018–2020 (IFRS 1, IFRS 9, IFRS 16 and IAS 41)
IFRS 17	01/2023	Amendments to IFRS 17 Insurance Contracts
IAS 1	01/2023	Classifications of Liabilities as Current or Non-Current (Amendment to IAS 1)
IAS 1	01/2023	Amendment to IAS 1 - Disclosure of Accounting Policies
IAS 8	01/2023	Amendment to IAS 8 - Definition of Accounting Estimate
IAS 12	01/2023	Amendments to IAS 12 - Deferred Taxes in connection with Assets and Liabilities arising from a single transaction
IFRS 17 and IFRS 9	01/2023	Initial Application of IFRS 17 and IFRS 9―Comparative Information (Amendment to IFRS 17)

The adoption of standards effective 01/2022 did not have a material impact on the interim financial statements as of and for the three and six months ended June 30, 2022. The Company has not yet conclusively determined what impact the new standards, amendments or interpretations effective 01/2023 or later will have on its financial statements, but does not expect they will have a significant impact.

The condensed consolidated interim financial statements as of and for the three and six months ended June 30, 2022 and 2021 were authorized for issue by the Management Board on August 18, 2022.

Going concern

The financial statements have been prepared on the basis of going concern which contemplates continuity of normal business activities and the realization of assets and settlement of liabilities in the ordinary course of business.

voxeljet has recognized continuous net losses during the first half of 2022, full year 2021, 2020 and 2019 amounting to kEUR 2,552, kEUR 10,586, kEUR 15,481 and kEUR 13,978, respectively. Additionally, voxeljet had negative cash flows from operating activities in the six months ended June 30, 2022, full year 2021, 2020 and 2019 of kEUR 6,260, kEUR 6,537, kEUR 6,598, kEUR 6,592, respectively, mainly due to continuous net losses.

During 2021, in January, February and July, the Company successfully completed three registered direct offerings and sales of a total of 2,190,711 ADSs, which provided voxeljet with total gross proceeds of approximately USD 32.0 million (€ 26.6 million) before deducting fees and expenses. Those capital increases improved the Company’s liquidity as well as equity ratio significantly.

Further, on August 11, 2022, management initiated a sale and leaseback of voxeljet AG’s properties located in Germany with the investor IntReal International Real Estate Kapitalverwaltungsgesellschaft mbH. Under this agreement, voxeljet receives proceeds from the sale amounting to € 26.5 million and entered into a long-term lease contract. Simultaneously, on August 11, 2022 voxeljet initiated the full settlement of the Finance Contract entered into with the European Investment Bank (the ‘EIB’), dated November 9, 2017 (the ‘Finance Contract’) including the repayment of tranche A and B1, including all interests for a fixed amount of € 22.0 million. In addition, the Company initiated the early settlement of certain loans related to the sold properties, which were granted by Sparkasse Schwaben-Bodensee, Germany (formerly Kreissparkasse Augsburg) with an expected settlement amount of approximately € 4.1 million. Through the initiation of the sale and leaseback at the notary on August 11, 2022, the closing process has started including the settlements with EIB and Sparkasse Schwaben-Bodensee and the following release of land charges. The closing process is expected to be finalized within the third quarter of 2022. These steps will further improve voxeljet’s liquidity and also release the Company from all covenants in the Finance Contract, including a Minimum Cash/Cash Equivalents requirement (the “Minimum Cash Covenant”), which provides much more financial flexibility.

In spite of this success, according to the Company’s current liquidity forecasts, the Group will require further funding in early 2023 to maintain its operations. Therefore, management is taking steps to raise additional funds which may include debt or equity financing, not without mentioning that there can be no assurance that voxeljet will be able to raise further funds on terms favorable to the Company, if at all. The steps already initiated by management include several meetings with potential new as well as existing investors and banks, which have taken place in early April 2022 in New York City. The overall feedback was positive and different parties indicated that there is serious interest for participations in further capital increases from both, new as well as existing investors.

The ongoing conflict between Russia and Ukraine raises further risks and uncertainties. The heightened use of trade restrictions and sanctions, including tariffs or prohibitions on technology transfers to achieve diplomatic ends could impact voxeljet’s ability to conduct its business as planned. A spill-over of the conflict to neighboring countries, the European Union or NATO members, could result into further adverse impacts on the Company’s business, such as a drop in market demand, price increases for raw materials and energy or delays in the global supply chain.

These events and conditions described above raise material uncertainties that may cast significant doubt upon voxeljet’s ability to continue as a going concern. Despite the ongoing losses, reduced cash flow and cash facilities as well as the significant financial obligations becoming due, management assumes that voxeljet will continue as a going concern. However, while management assumes of continuing as a going concern, the going concern is dependent upon management and the Company being successful in:

-	achievement of budgeted sales, and
-	successful fund raising in form of equity or debt
-	successful completion of closing process of sale and leaseback transaction, including early settlement with EIB and Sparkasse Schwaben-Bodensee

Those assumptions are included in the Company’s current liquidity forecasts, and management believes that the Company has the ability to meet its financial obligations for at least the next 12 months from the authorization for issuance of these condensed consolidated interim financial statements as of and for the three and six months ended June 30, 2022 by the Management Board on August 18, 2022 and therefore continues as a going concern.

2. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these interim financial statements are set out in the Company’s financial statements as of December 31, 2021, which can be found in its Annual Report on Form 20-F that was filed with the U.S. Securities and Exchange Commission on March 31, 2022. These policies have been applied to all financial periods presented.

3. Share based payment arrangements

On April 7, 2017, voxeljet AG established a share option plan that entitles key management personnel and senior employees of voxeljet AG and its subsidiaries to purchase shares of the parent company.

Total options available under the share option plan are 372,000. On April 7, 2017 279,000 options (75%, Tranche 1) were granted. On April 12, 2018 93,000 options (25%, Tranche 2) were granted.

The vesting conditions include a service condition (the options vest after a period of four years of continued service from the respective grant date) and a market condition (the options may only be exercised if the share price exceeds the exercise price over a period of 90 consecutive days by at least 20% in the period between the grant date and the respective exercise time frame) which must both be met.

The fair value of the employee share option plan has been measured for Tranches 1 and 2 using a Monte Carlo simulation. The market condition has been incorporated into the fair value at grant date.

The inputs used in the measurement of the fair value at grant date are as follows:

	Tranche 1	Tranche 2

Parameter
Share price at grant date	USD 13.80	USD 16.15
Exercise price	USD 13.90	USD 16.15
Expected volatility	55.00%	58.40%
Expected dividends	--	--
Risk-free interest rate	2.49%	2.85%
Fair value at grant date	USD 8.00	USD 9.74

The respective expected volatility has been based on an evaluation of the historical volatility of the Company’s share price as of the grant date. As of June 30, 2022 353,400 options are exercisable and 353,400 options are outstanding. The weighted-average contractual life of the options at June 30, 2022 amounts to 5.0 years (June 30, 2021: 6.0 years).

The expenses recognized in the profit and loss statement in relation to the share-based payment arrangements amounted to kEUR 5 in the three months and kEUR 49 in the six months ended June 30, 2022 (three months and six months ended June 30, 2021: kEUR 52 and kEUR 218, respectively).

4. Inventories

	6/30/2022	12/31/2021

	(€ in thousands)
Raw materials and merchandise	3,616	2,978
Work in progress	8,511	6,504
Total	12,127	9,482

In the six months ended June 30, 2022, voxeljet recognized a reserve for slow-moving inventory for raw materials and merchandise as well as work in progress amounting to kEUR 334, following the Company’s inventory reserve policy for inventory (six months ended June 30, 2021: kEUR 57).

5. Property, plant and equipment, net

	6/30/2022	12/31/2021

	(€ in thousands)
Land, buildings and leasehold improvements	17,488	18,048
Plant and machinery	4,577	4,329
Other facilities, factory and office equipment	809	894
Assets under construction and prepayments made	568	448
Total	23,442	23,719
Thereof pledged assets of Property, Plant and Equipment	11,984	12,261

In March 2020, voxeljet registered a first rank land charge amounting to kEUR 10,000 on its land and facility located in Friedberg, Germany as collateral in favor of the EIB related to the loan under the Finance Contract. This pledge will be removed within the closing process of sale and leaseback transaction by notary, which was initiated on August 11, 2022. On closing of sale and leaseback transaction, the land and buildings will be transferred to the investor. For further information, refer subsequent event section.

6. Other liabilities and provisions

	6/30/2022	12/31/2021

	(€ in thousands)
Accruals for vacation and overtime	469	230
Liabilities from payroll	401	255
Employee bonus	302	512
Accruals for management compensation	182	83
Accrual for warranty	168	292
Accruals for commissions	121	298
Accruals for compensation of Supervisory board	90	180
Liabilities from VAT	41	50
Accruals for licenses	23	92
Others	115	116
Total	1,912	2,108

7. Financial instruments

The following tables show the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy.

	Carrying amount					Fair Value
(€ in thousands)			Assets at	Liabilities	Total
	FVTPL	FVOCI	amortized	at amortized	carrying
6/30/2022			cost	cost	amount	Level 1	Level 2	Level 3	Total

Total assets	4,664	4	20,960	—	25,628

Current assets	3,937	—	20,960	—	24,897

Cash and cash equivalents	—	—	12,539	—	12,539

Other financial assets	3,937	—	2,048	—	5,985	—	3,937	—	3,937
Derivative financial instruments	3,937	—	—	—	3,937	—	3,937	—	3,937
Restricted cash	—	—	2,048	—	2,048	—	—	—	—

Trade receivables, net	—	—	6,373	—	6,373

Non-current assets	727	4	—	—	731

Other financial assets	727	4	—	—	731	4	727	—	731
Derivative financial instruments	727	—	—	—	727	—	727	—	727
Equity securities	—	4	—	—	4	4	—	—	4

Total liabilities	—	—	—	27,370	30,352

Current liabilities	—	—	—	17,529	18,362

Trade payables	—	—	—	2,821	2,821

Other financial liabilities	—	—	—	14,708	15,541	—	—	14,493	14,493
Current portion of long-term debt	—	—	—	14,708	14,708	—	—	14,493	14,493
Lease liability	—	—	—	—	833	—	—	—	n/a

Non-current liabilities	—	—	—	9,841	11,990

Other financial liabilities	—	—	—	9,841	11,990	—	—	9,029	9,029
Long-term debt	—	—	—	9,841	9,841	—	—	9,029	9,029
Lease liability	—	—	—	—	2,133	—	—	—	n/a
Security deposit	—	—	—	—	16	—	—	—	n/a

	Carrying amount					Fair Value
(€ in thousands)			Assets at	Liabilities	Total
	FVTPL	FVOCI	amortized	at amortized	carrying
12/31/2021			cost	cost	amount	Level 1	Level 2	Level 3	Total

Total assets	13,525	4	18,131	—	31,660

Current assets	13,525	—	18,131	—	31,656

Cash and cash equivalents	—	—	7,027	—	7,027

Other financial assets	13,525	—	4,997	—	18,522	10,699	2,826	—	13,525
Bond funds	10,699	—	—	—	10,699	10,699	—	—	10,699
Term deposit	—	—	2,655	—	2,655	—	—	—	—
Restricted cash	—	—	2,342		2,342	—	—	—	—
Derivative financial instruments	2,826	—	—	—	2,826	—	2,826	—	2,826

Trade receivables, net	—	—	6,107	—	6,107

Non-current assets	—	4	—	—	4

Other financial assets	—	4	—	—	4	4	—	—	4
Equity securities	—	4	—	—	4	4	—	—	4

Total liabilities	516	—	—	26,672	30,414

Current liabilities	—	—	—	16,879	17,476

Trade payables	—	—	—	2,594	2,594

Other financial liabilities	—	—	—	14,285	14,882	—	—	15,362	15,362
Current portion of long-term debt	—	—	—	14,285	14,285	—	—	15,362	15,362
Lease liability	—	—	—	—	597	—	—	—	n/a

Non-current liabilities	516	—	—	9,793	12,938

Other financial liabilities	516	—	—	9,793	12,938	—	516	13,826	14,342
Derivative financial instruments	516	—	—	—	516	—	516	—	516
Long-term debt	—	—	—	9,793	9,793	—	—	13,826	13,826
Lease liability	—	—	—	—	2,613	—	—	—	n/a
Security deposit	—	—	—	—	16	—	—	—	n/a

The valuation techniques used to determine the fair value of financial instruments include the use of quoted market prices or dealer quotes for similar instruments as well as discounted cash flow analysis.

The fair value of the Company’s investments in the bond funds was determined based on the quoted unit prices received by the fund management company.

The fair value of equity securities is determined by multiplying their share price and the number of shares held.

The fair values of the derivative financial instruments that are not traded in an active market are determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. The fair values have been determined based on share prices and the relevant discount rates.

The fair value of long-term debt was determined using discounted cash flow models based on the relevant forward interest rate yield curves, considering the credit risk of voxeljet.

Due to their short maturity and the current low level of interest rates, the carrying amounts of cash and cash equivalents, restricted cash, trade receivables, trade payables, term deposit, credit lines and bank overdrafts approximate their fair values.

The Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the end of each quarter. As of June 30, 2022, there were no transfers of financial instruments measured at fair value between level 1, level 2 and level 3.

As of June 30, 2022, the Company was in compliance with all covenants related to the loan granted by the EIB.

8. Financial result

	Three months ended June 30,
	2022	2021

	(€ in thousands)
Finance expense	(947)	(596)
Interest expense on lease liabilities	(33)	(37)
Long-term debt	(583)	(537)
Change in fair value of bond funds	(330)	(22)
Other	(1)	--
Finance income	1,040	1,974
Payout of bond funds	--	6
Income from revaluation of derivative financial instruments	1,037	1,966
Other	3	2
Financial result	93	1,378

	Six months ended June 30,
	2022	2021

	(€ in thousands)
Finance expense	(1,995)	(4,427)
Interest expense on lease liabilities	(70)	(73)
Long-term debt	(1,150)	(1,061)
Expense from revaluation of derivative financial instruments	--	(3,222)
Change in fair value of bond funds	(773)	(66)
Other	(2)	(5)
Finance income	2,439	107
Payout of bond funds	77	37
Income from revaluation of derivative financial instruments	2,353	--
Other	9	70
Financial result	444	(4,320)

9. Segment reporting

The following table summarizes segment reporting. The sum of the amounts of the two segments equals the total for the Group in each of the periods.

	Three months ended June 30,
	2022				2021
	(€ in thousands)
			CONSO				CONSO
	SYSTEMS	SERVICES	LIDATION	GROUP	SYSTEMS	SERVICES	LIDATION	GROUP
Revenues	4,174	3,081	(564)	6,691	3,395	2,269	(721)	4,943
Third party	3,610	3,081		6,691	2,674	2,269	--	4,943
Intra-segment	564	--	(564)	—	721	--	(721)	—
Cost of sales	(2,742)	(1,858)		(4,600)	(1,918)	(1,613)		(3,531)
Gross profit	868	1,223		2,091	756	656		1,412
Gross profit in %	24.0%	39.7%		31.3%	28.3%	28.9%		28.6%
Operating Expenses				(5,046)				(5,122)
Other operating expenses				(256)				(284)
Other operating income				1,254				112
Operating loss				(1,957)				(3,882)
Finance expense				(947)				(596)
Finance income				1,040				1,974
Financial result				93				1,378
Loss before income taxes				(1,864)				(2,504)
Income tax income (expense)				65				—
Net loss				(1,799)				(2,504)

	Six months ended June 30,
	2022				2021
	(€ in thousands)
			CONSO				CONSO
	SYSTEMS	SERVICES	LIDATION	GROUP	SYSTEMS	SERVICES	LIDATION	GROUP
Revenues	5,612	6,303	(584)	11,331	6,374	4,242	(1,613)	9,003
Third party	5,028	6,303	--	11,331	4,761	4,242	--	9,003
Intra-segment	584	--	(584)	—	1,613	--	(1,613)	—
Cost of sales	(3,914)	(3,735)		(7,649)	(3,424)	(3,128)		(6,552)
Gross profit	1,114	2,568		3,682	1,337	1,114		2,451
Gross profit in %	22.2%	40.7%		32.5%	28.1%	26.3%		27.2%
Operating Expenses				(9,801)				(9,657)
Other operating expenses				(414)				(385)
Other operating income				3,458				1,026
Operating loss				(3,075)				(6,565)
Finance expense				(1,995)				(4,427)
Finance income				2,439				107
Financial result				444				(4,320)
Loss before income taxes				(2,631)				(10,885)
Income tax income (expense)				79				52
Net loss				(2,552)				(10,833)

10. Revenues

	Three months ended June 30,
	2022	2021	2022	2021

	SYSTEMS		SERVICES

	(€ in thousands)
Primary geographical markets
EMEA	1,250	1,279	1,928	1,305
Asia Pacific	1,144	211	322	303
Americas	1,216	1,184	831	661
	3,610	2,674	3,081	2,269

Timing of revenue recognition
Products transferred at a point in time	2,966	2,336	3,081	2,269
Products and services transferred over time	644	338	--	--
Revenue from contracts with customers	3,610	2,674	3,081	2,269

	Six months ended June 30,
	2022	2021	2022	2021

	SYSTEMS		SERVICES

	(€ in thousands)
Primary geographical markets
EMEA	2,150	2,703	4,121	2,687
Asia Pacific	1,288	605	542	444
Americas	1,590	1,453	1,640	1,111
	5,028	4,761	6,303	4,242

Timing of revenue recognition
Products transferred at a point in time	4,244	4,152	6,303	4,242
Products and services transferred over time	784	609	--	--
Revenue from contracts with customers	5,028	4,761	6,303	4,242

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021

	(€ in thousands)
EMEA	3,178	2,584	6,271	5,390
Germany	1,465	790	3,018	1,637
France	237	837	501	975
Finland	10	7	19	665
Great Britain	762	355	1,191	730
Others	704	595	1,542	1,383
Asia Pacific	1,466	514	1,830	1,049
China	1,186	286	1,386	519
Others	280	228	444	530
Americas	2,047	1,845	3,230	2,564
United States	2,035	1,767	3,211	2,479
Others	12	78	19	85
Total	6,691	4,943	11,331	9,003

11. Commitments, contingent assets and liabilities

In connection with the enforcement of voxeljet’s intellectual property rights, the acquisition of third-party intellectual property rights, or disputes related to the validity or alleged infringement of the Company’s or a third party’s intellectual property rights, including patent rights, voxeljet has been and may in the future be subject or party to claims, negotiations or complex, protracted litigation.

In March 2018, ExOne GmbH, a subsidiary of The ExOne Company, notified voxeljet of its intent not to pay its annual license fees under an existing intellectual property-related agreement and asserted its rights to claim damages pursuant to an alleged material breach of the agreement. At this time, the Company cannot reasonably estimate a contingency, if any, related to this matter. On November 12, 2021, The ExOne Company and its affiliates were acquired by DESKTOP METAL, INC.

voxeljet AG issued letters of support to voxeljet’s subsidiaries voxeljet China and voxeljet America to provide financial support to enable the subsidiaries to meet their obligation or liabilities as and when they fall due. The guarantee is irrecoverable for at least 12 months from the date of financial statements for the financial year ended December 31, 2021, are signed. Management assessed that it is unlikely that the subsidiaries would exercise these letters of support.

12. Related party transactions

Name	Nature of relationship	Duration of relationship
Franz Industriebeteiligungen AG, Augsburg	Lessor	10/01/2003 - Current
Schlosserei und Metallbau Ederer, Dießen	Supplier	05/01/1999 - Current
Suzhou Meimai Fast Manufacturing Technology Co., Ltd., Suzhou	Minority shareholder of voxeljet China, Customer	04/11/2016 - 09/01/2021
DSCS Digital Supply Chain Solutions GmbH, Gersthofen	Customer	05/11/2017 - Current
Michele Neuber	Employee	07/01/2019 - 03/31/2022
Susanne Ederer-Pausewang	Customer	03/17/2021 - Current
Lisa Franz	Employee	10/01/2021 - 02/18/2022

Transactions with Franz Industriebeteiligungen AG comprise the rental of office space in Augsburg, Germany. Rental expenses amounted to kEUR 2 in each of the six months ended June 30, 2022 and June 30, 2021.

Further, voxeljet acquired goods amounting to kEUR 0 and kEUR 0 in the six months ended June 30, 2022 and June 30, 2021, respectively from ‘Schlosserei und Metallbau Ederer’, which is owned by the brother of Dr. Ingo Ederer, the Chief Executive Officer of voxeljet.

Moreover, voxeljet received orders amounting to kEUR 121 and kEUR 37 in the six months ended June 30, 2022 and June 30, 2021, respectively from Suzhou Meimai Fast Manufacturing Technology Co. ('Meimai’), Ltd., which was our minority shareholder for voxeljet China until September 1, 2021. On this date, Meimai transferred half of its equity interest in voxeljet China, or 15.00% of voxeljet China’s equity, to its shareholder MK Holding GmbH and the remaining half of its equity interest, or 15.00% of voxeljet China’s equity to its shareholder Mr. Jin Tianshi, the managing director of voxeljet China. As a result, as of September 1, 2021, Meimai is no longer a related party. After the capital increase for voxeljet China by voxeljet AG, effective on June 28, 2022, voxeljet AG’s shareholding increased from 70.00% to 88.52%, while each of MK Holding GmbH’s and Mr. Jin Tianshi’s shareholding decreased from 15.00% to 5.74%.

Further, voxeljet received orders amounting to kEUR 0 and kEUR 0 in the six months ended June 30, 2022 and June 30, 2021, respectively from ‘DSCS Digital Supply Chain Solutions GmbH’, which is an associated company where the Company owns 33.3%. Shareholders of DSCS have initiated the wind-up of DSCS, which will be finalized by DSCS’s removal from the commercial register, expected to take place in the second half of 2022.

In addition, voxeljet employed Michele Neuber as an intern between July 2019 and March 2022. Michele Neuber is the son of Volker Neuber, who has been a member of voxeljet’s supervisory board since July 2020. He received a salary of kEUR 1 and kEUR 1 in the six months ended June 30, 2022 and June 30, 2021, respectively.

Moreover, voxeljet sold a used car in the first quarter of 2021 to Susanne Ederer-Pausewang amounting to kEUR 27, who is the wife of Dr. Ingo Ederer, the Chief Executive Officer of voxeljet.

In addition, voxeljet employed Lisa Franz, who is the daughter of Rudolf Franz, the Chief Operating Officer and Chief Financial Officer of voxeljet, as an intern between October 2021 and February 2022. She received a salary of kEUR 1 in the six months ended June 30, 2022.

All related party transactions voxeljet entered into were made on an arm's length basis.

13. Subsequent events

Settlement of SEC Investigation

On July 1, 2022, the Company entered into a settlement agreement with the Securities and Exchange Commission (the ‘SEC’) in full resolution of a cease-and-desist order issued by the SEC related to the Company’s reporting during two quarters in 2019 of our compliance with the Finance Contract and the state of our internal accounting controls. The Company self-reported and shared facts developed in our internal investigation, and fully cooperated with the SEC in connection with the settlement. Without admitting or denying the SEC’s allegations (other than with respect to the SEC’s jurisdiction and the subject matter of the proceedings), the Company agreed to the entry of the order pursuant to which (i) the Company and Mr. Rudolf Franz, our Chief Financial Officer, agreed to pay a penalty of $175,000 and $50,000, respectively, to the SEC; (ii) the Company will cease and desist from committing or causing any violations and any future violations of the reporting standards of Sections 13(a), 13(b)(2)(A), and 13(b)(2)(B) of the Securities Exchange Act of 1934, as amended, and Rules 12b-20 and 13a-16 thereunder; and (iii) the Company will undertake to complete, fully implement, and test our remediation plan.

Letter of support issued to voxeljet India

voxeljet AG issued a letter of support to voxeljet India on July 12, 2022, to provide financial support to enable the subsidiary to meet its obligation or liabilities as and when they fall due. The guarantee is irrecoverable for at least 12 months from date of issue of this letter. Management assessed that it is unlikely that the subsidiary would exercise this letter of support.

Sale and leaseback transaction regarding properties in Friedberg, Germany

Through the initiation of the sale and leaseback at the notary on August 11, 2022, management agreed on a sale and leaseback of voxeljet AG’s properties located in Germany with the investor IntReal International Real Estate Kapitalverwaltungsgesellschaft mbH. The closing process with the notary is expected to be finalized within the third quarter of 2022. Under this agreement, voxeljet receives proceeds from the sale amounting to € 26.5 million and entered into a long-term lease contract. On closing of the sale and leaseback transaction, the expected carrying amount of approximately € 14.1 million relating to land and buildings will be derecognized, a right of use asset and lease liability will be recognized at an expected amount of approximately € 9.2 million and approximately € 17.3 million, respectively.

Settlement of Finance Contract with the EIB and of further loans with Sparkasse Schwaben-Bodensee

On the signing date August 11, 2022 voxeljet initiated the full settlement of the Finance Contract with EIB including the repayment of tranche A and B1, including all interests for an amount of € 22.0 million. As a result, the Company will be released from all covenants in the Finance Contract, including a Minimum Cash/Cash Equivalents requirement (the “Minimum Cash Covenant”). In addition, on the signing date August 11, 2022 the Company agreed to early settle loans related to properties, which were granted by Sparkasse Schwaben-Bodensee, Germany (formerly Kreissparkasse Augsburg) for an expected amount of approximately € 4.1 million. As a result of the settlement with both, EIB and Sparkasse Schwaben-Bodensee, the pledges of certain properties will be removed during the closing process of the transaction, which is a requirement to realize the sale and leaseback transaction mentioned above.